Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

Hong Kong, March 14, 2024 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months and year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

●	Total revenues were US$21.7 million, representing an increase of 10.8% from US$19.6 million in the fourth quarter of 2022.

●	Gross profit was US$11.3 million, representing an increase of 12.2% from US$10.1 million in the fourth quarter of 2022.

●	Loss from operations was US$1.9 million, compared to a loss from operations of US$1.1 million in the fourth quarter of 2022.

●	Net loss was US$1.8 million, compared to a net loss of US$1.1 million in the fourth quarter of 2022.

●	Adjusted net income (non-GAAP) was US$1.1 million, compared to an adjusted net income of US$1.3 million in the fourth quarter of 2022.

●	Adjusted EBITDA (non-GAAP) was US$1.5 million, compared to an adjusted EBITDA of US$1.6 million in the fourth quarter of 2022.

Full Year 2023 Financial Highlights

●	Total revenues were US$85.6 million, representing an increase of 19.8% from US$71.4 million in 2022.

●	Gross profit was US$42.0 million, representing an increase of 29.0% from US$32.5 million in 2022.

●	Income from operations was US$2.6 million, compared to a loss from operations of US$19.2 million in 2022.

●	Net income was US$2.8 million, compared to a net loss of US$19.9 million in 2022.

●	Adjusted net income (non-GAAP) was US$8.5 million, compared to an adjusted net loss of US$3.9 million in 2022.

●	Adjusted EBITDA (non-GAAP) was US$9.8 million, compared to negative US$2.3 million in 2022.

Fourth Quarter and Full Year 2023 Operational Highlights

●	In the fourth quarter of 2023, total data consumed through the Company’s platform was 44,011 terabytes (6,173 terabytes procured by the Company and 37,838 terabytes procured by our business partners), representing a decrease of 1.8% from 44,814 terabytes in the fourth quarter of 2022.

●	In the fourth quarter of 2023, average daily active terminals were 316,207 (10,075 owned by the Company and 306,132 owned by our business partners), representing an increase of 6.2% from 297,884 in the fourth quarter of 2022. During the fourth quarter of 2023, 47.0% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 53.0% of daily active terminals were from uCloudlink 1.0 international data connectivity services.

●	During fiscal year 2023, total data consumed through the Company’s platform was 180,259 terabytes (23,805 terabytes procured by the Company and 156,454 terabytes procured by our business partners), representing an increase of 2.1% from 176,499 terabytes in 2022.

●	During fiscal year 2023, average daily active terminals were 316,104 (8,269 owned by the Company and 307,835 owned by our business partners), representing an increase of 8.8% from 290,507 in 2022. In 2023, 51.8% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 48.2% of daily active terminals were from uCloudlink 1.0 international data connectivity services. Average daily data usage per terminal was 1.55 GB in December 2023.

●	As of December 31, 2023, the Company had served 2,595 business partners in 61 countries and regions. The Company had 184 patents with 146 approved and 38 pending approval, while the pool of SIM cards was from 382 MNOs globally as of December 31, 2023.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, said, “We closed out 2023 on a high note, delivering full-year revenue growth of 19.8%. We also generated operating cash inflow of US$6.5 million and net income of US$2.8 million, a milestone in the turnaround of our business following the COVID-19 pandemic. Our 1.0 international data connectivity services business continued to recover in 2023. In our major markets, China and Japan, we are seeing the early signs of a recovery in outbound tourism and business travel following the COVID-19 pandemic. With more Chinese tourists beginning to use our Roamingman brand services again and the recovery in Japan gaining momentum, our market share in these major markets is growing, which will create significant growth opportunities for us going forward. With one of the most extensive 5G roaming networks in the world that covers 55 countries and regions, our competitive high-speed 5G roaming solutions not only offer extensive coverage, but also significantly enhance user experience, which further expands our user base and cements our leading position in the roaming market.”

“While working to turn around our business in the past year, we leveraged our existing research and development resources and cutting-edge technologies to explore business opportunities beyond portable Wi-Fi terminals and build an expanded array of comprehensive data connectivity solutions to satisfy a wide range of users’ needs. In addition to significantly enhancing the travel experience by catering to the diverse data connectivity needs of various users, we will also offer more intelligent and convenient life applications like item tracking, pet management, and emergency communication, among others, through our GlocalMe Life solutions business. We believe that these solutions will expand our market reach and help us establish a broader market presence. Our ‘Better Connection Empowers Better Life’ mission is leading us to extend our business beyond the travel sector to various aspects of daily life, thereby generating long-term sustainable growth.”

“Looking ahead to 2024, we will continue to strengthen the foundation of our business, GlocalMe mobile/fixed broadband, with an expanded offering of innovative cloud SIM technology, hyper-connectivity solutions and additional value-added services that improve the user experience. We believe that we are uniquely positioned to expand our share in the roaming market. These cloud SIM technology and hyper-connectivity solutions will facilitate future large-scale and commercial upgrades for our 5G Customer Premises Equipment (CPE), which will unlock additional opportunities in the mobile/fixed broadband space. GlocalMe SIM solutions, including our over-the-air (OTA) SIM and eSIM solutions, will evolve into our innovative “All SIM” solution, which will allow us to engage with a broader end user base beyond those in the portable Wi-Fi terminal market. Our GlocalMe Life solutions business has an exciting slate of product announcements planned in the future, which will bring seamless connectivity into various high-frequency daily life application scenarios. We will also integrate these cloud SIM technology and hyper-connectivity solutions into our Internet of Things (IoT) business. Leveraging both proprietary and third-party smart modules compatible with mainstream chipset platforms, our IoT business will empower terminals and third-party devices, allowing them to intelligently select and dynamically switch between multiple local carriers worldwide. These products, including our proprietary terminals and third-party devices integrated with GlocalMe Inside (GMI), enable our customers to enjoy our services anytime and anywhere.”

“These solutions will drive our transformation, significantly scale up our global user base, and drive growth going forward. As a result, our customers will enjoy a more intelligent and convenient life through our reliable and high-quality data connection solutions for a range of everyday scenarios.”

Fourth Quarter 2023 Financial Results

Revenues

Total revenues were US$21.7 million, representing an increase of 10.8% from US$19.6 million in the same period of 2022.

●	Revenues from services were US$14.9 million, representing an increase of 19.1% from US$12.5 million in the same period of 2022. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$11.8 million, representing an increase of 22.1% from US$9.6 million in the same period of 2022. The increase was primarily attributable to (i) the increase in revenues from international data connectivity services to US$9.8 million in the fourth quarter of 2023 from US$7.7 million in the same period of 2022, as the recovery of international travel accelerated, and (ii) the increase in revenues from local data connectivity services to US$2.0 million in the fourth quarter of 2023 from US$1.9 million in the same period of 2022, as the Company continued to develop the local data connectivity services business.

●	Revenues from PaaS and SaaS services were US$2.9 million, representing an increase of 17.0% from US$2.5 million in the same period of 2022. This increase was primarily attributable to the increase of our business partners that use our PaaS and SaaS services to provide international data connectivity services.

●	Revenues from sales of products were US$6.8 million, representing a decrease of 3.8% from US$7.1 million in the same period of 2022, primarily due to the decrease in demand for data related products.

●	Geographic Distribution During the fourth quarter of 2023, as a percentage of our total revenues, Japan contributed 43.1%, North America contributed 24.3%, Mainland China contributed 16.5%, and other countries and regions contributed the remaining 16.1%, compared to 43.7%, 33.9%, 3.0% and 19.4%, respectively, in the same period of 2022.

Cost of Revenues

Cost of revenues was US$10.4 million, representing an increase of 9.3% from US$9.5 million in the same period of 2022. This increase was in line with the growth in total revenues during the fourth quarter of 2023.

●	Cost of services was US$5.9 million, representing an increase of 17.2% from US$5.0 million in the same period of 2022.

●	Cost of products sold was US$4.5 million, representing an increase of 0.4% from US$4.5 million in the same period of 2022.

Gross Profit

Overall gross profit was US$11.3 million, compared to US$10.1 million in the same period of 2022. Overall gross margin was 52.0% in the fourth quarter of 2023, compared to 51.3% in the same period of 2022.

Gross profit on services was US$9.0 million, compared to US$7.5 million in the same period of 2022. Gross margin on services was 60.1% in the fourth quarter of 2023, compared to 59.4% in the same period of 2022.

Gross profit on sales of products was US$2.3 million, compared to US$2.6 million in the same period of 2022. Gross margin on sales of products was 34.2% in the fourth quarter of 2023, compared to 37.0% in the same period of 2022.

Operating Expenses

Total operating expenses were US$12.1 million, compared to US$11.2 million in the same period of 2022.

●	Research and development expenses were US$2.0 million, representing an increase of 7.9% from US$1.9 million in the same period of 2022. This increase was primarily due to an increase of US$0.3 million in staff costs, which was partially offset by a decrease of US$0.1 million in testing and accreditation fees.

●	Sales and marketing expenses were US$4.1 million, representing an increase of 41.7% from US$2.9 million in the same period of 2022. This increase was primarily due to increases of US$1.0 million in promotional fees and US$0.3 million in staff costs.

●	General and administrative expenses were US$6.0 million, representing a decrease of 7.0% from US$6.4 million in the same period of 2022. This decrease was primarily due to decreases of US$0.8 million in provision for bad debts and US$0.3 million in share-based compensation expenses, which were partially offset by an increase of US$0.6 million in staff costs.

Loss from Operations

Loss from operations was US$1.9 million, compared to a loss from operations of US$1.1 million in the same period of 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$1.5 million, compared to US$1.6 million in the same period of 2022.

Net Interest Expenses

Net interest expenses were US$0.01 million, compared to net interest expenses of US$0.06 million in the same period of 2022.

Net Loss

Net loss was US$1.8 million, compared to a net loss of US$1.1 million in the same period of 2022.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$1.1 million, compared to an adjusted net income US$1.3 million in the same period of 2022.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.05 in the fourth quarter of 2023, compared to basic and diluted loss per ADS of US$0.03 in the same period of 2022.

Cash and Cash Equivalents

As of December 31, 2023, the Company had cash and cash equivalents of US$23.4 million, compared to US$20.3 million as of September 30, 2023. The increase was primarily attributable to the net inflow of US$1.3 million from investing activities mainly as a result of the other investment redeemed, and proceeds of US$3.9 million from bank borrowings and other borrowings, partially offset by net outflow of US$1.3 million for operations and repayments of US$1.0 million in bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.4 million, compared to US$0.1 million in the same period of 2022.

Full Year 2023 Financial Results

Revenues

Total revenues were US$85.6 million, representing an increase of 19.8% from US$71.4 million in 2022.

●	Revenues from services were US$58.6 million, representing an increase of 26.7% from US$46.2 million in 2022. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$46.7 million, representing an increase of 31.7% from US$35.5 million in 2022. This increase was primarily attributable to (i) the increase in revenues from international data connectivity services to US$37.9 million in 2023 from US$28.1 million in 2022, as the recovery of international travel accelerated, and (ii) the increase in revenues from local data connectivity services to US$8.8 million in 2023 from US$7.4 million in 2022, as the Company continued to develop the local data connectivity services business.

●	Revenues from PaaS and SaaS services were US$10.4 million, representing an increase of 6.2% from US$9.8 million in 2022. This increase was primarily attributable to the increase of our business partners that use our PaaS and SaaS services to provide international data connectivity services.

●	Revenues from sales of products were US$27.0 million, representing an increase of 7.0% from US$25.2 million in 2022, primarily due to the increase in demand for certain terminals.

●	Geographic Distribution During 2023, as a percentage of our total revenues, Japan contributed 43.4%, North America contributed 28.1%, Mainland China contributed 13.0%, and other countries and regions contributed the remaining 15.5%, compared to 39.3%, 38.0%, 2.6% and 20.1%, respectively, in 2022.

Cost of Revenues

Cost of revenues was US$43.6 million, representing an increase of 12.0% from US$38.9 million in 2022. This increase was in line with the growth in our total revenues in 2023.

●	Cost of services was US$24.3 million, representing an increase of 19.5% from US$20.3 million in 2022.

●	Cost of products sold was US$19.3 million, representing an increase of 3.8% from US$18.6 million in 2022.

Gross Profit

Overall gross profit was US$42.0 million, compared to US$32.5 million in 2022. Overall gross margin was 49.0% in 2023, compared to 45.5% in 2022.

Gross profit on services was US$34.3 million, compared to US$25.9 million in 2022. Gross margin on services was 58.5% in 2023, compared to 56.0% in 2022.

Gross profit on sales of products was US$7.7 million, compared to US$6.6 million in 2022. Gross margin on sales of products was 28.6% in 2023, compared to 26.4% in 2022.

Operating Expenses

Total operating expenses were US$37.9 million, compared to US$37.4 million in 2022.

●	Research and development expenses were US$6.5 million, representing a decrease of 23.4% from US$8.4 million in 2022. This decrease was primarily due to decreases of US$1.3 million in staff costs and US$0.5 million in share-based compensation expenses.

●	Sales and marketing expenses were US$14.3 million, representing an increase of 38.8% from US$10.3 million in 2022. This increase was primarily due to increases of US$3.0 million in promotional fees, US$0.3 million in share-based compensation expenses, and US$0.4 million in staff costs.

●	General and administrative expenses were US$17.1 million, representing a decrease of 8.6% from US$18.7 million in 2022. This decrease was primarily due to decreases of US$2.1 million in provision for bad debts and US$0.3 million in operating lease expenses, which were partially offset by an increase of US$1.0 million in staff costs.

Income/(Loss) from Operations

Income from operations was US$2.6 million, compared to a loss from operations of US$19.2 million in 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$9.8 million, compared to negative US$2.3 million in 2022.

Net Interest Expenses

Net interest expenses were US$0.06 million, compared to net interest expenses of US$0.4 million in 2022.

Net Income/(Loss)

Net income was US$2.8 million, compared to a net loss of US$19.9 million in 2022.

Adjusted Net Income/(Loss) (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$8.5 million, compared to an adjusted net loss US$3.9 million in 2022.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.08 in 2023, compared to basic and diluted loss per ADS of US$0.64 in 2022.

Capital Expenditures (“CAPEX”)

CAPEX was US$2.1 million, compared to US$0.4 million in 2022.

Business Outlook

For the first quarter of 2024, UCLOUDLINK expects total revenues to be between US$17.5 million and US$18.5 million, representing a decrease of 2.8% to an increase of 2.8% compared to the same period of 2023. For 2024, UCLOUDLINK expects total revenues to be between US$95.0 million and US$112.0 million, representing an increase of 11.0% to 30.8% from that of 2023.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks. We will continue to carefully monitor COVID-19 related factors.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Thursday, March 14, 2024 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.” Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until March 21, 2024, by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	2517953

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.

Jillian Zeng

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

Investor Relations:

Christensen Advisory

Christian Arnell, Managing Director

Tel: +852 2117 0861

E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	14,921	23,371
Short-term deposit	197	-
Accounts receivable, net	5,961	6,489
Inventories	3,624	2,183
Prepayments and other current assets	4,255	6,416
Other investments	11,690	7,613
Amounts due from related parties	698	2,945
Total current assets	41,346	49,017
Non-current assets
Prepayments	688	228
Long-term investments	1,711	1,956
Right-of-use assets, net	206	2,321
Property and equipment, net	1,181	2,433
Intangible assets, net	802	652
Total non-current assets	4,588	7,590
TOTAL ASSETS	45,934	56,607

LIABILITIES
Current liabilities
Short term borrowings	2,876	5,297
Accrued expenses and other liabilities	24,014	24,755
Accounts payable	6,832	5,314
Amounts due to related parties	1,481	1,250
Contract liabilities	1,052	1,425
Operating lease liabilities	184	1,082
Total current liabilities	36,439	39,123
Non-current liabilities
Operating lease liabilities	-	1,286
Other non-current liabilities	204	145
Total non-current liabilities	204	1,431
TOTAL LIABILITIES	36,643	40,554

SHAREHOLDERS’ EQUITY
Class A ordinary shares	12	13
Class B ordinary shares	6	6
Additional paid-in capital	236,774	240,137
Accumulated other comprehensive income	1,876	2,463
Accumulated losses	(229,377)	(226,566)
TOTAL SHAREHOLDERS’ EQUITY	9,291	16,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,934	56,607

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Revenues	19,611	21,730	71,461	85,576
Revenues from services	12,536	14,927	46,228	58,570
Sales of products	7,075	6,803	25,233	27,006
Cost of revenues	(9,549)	(10,438)	(38,927)	(43,611)
Cost of services	(5,090)	(5,963)	(20,346)	(24,318)
Cost of products sold	(4,459)	(4,475)	(18,581)	(19,293)
Gross profits	10,062	11,292	32,534	41,965
Research and development expenses	(1,853)	(1,999)	(8,430)	(6,456)
Sales and marketing expenses	(2,880)	(4,081)	(10,305)	(14,304)
General and administrative expenses	(6,443)	(5,993)	(18,726)	(17,118)
Other income/(loss), net	34	(1,077)	(14,265)	(1,500)
(Loss)/income from operations	(1,080)	(1,858)	(19,192)	2,587
Interest income	10	34	18	70
Interest expenses	(68)	(28)	(441)	(133)
Amortization of beneficial conversion feature	87	-	(149)	-
(Loss)/income before income tax	(1,051)	(1,852)	(19,764)	2,524
Income tax expense	(3)	(3)	(161)	(70)
Share of profit in equity method investment, net of tax	1	24	72	357
Net (loss)/income	(1,053)	(1,831)	(19,853)	2,811
Attributable to:
Equity holders of the Company	(1,053)	(1,831)	(19,853)	2,811

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.00)	(0.06)	0.01
Diluted	(0.00)	(0.00)	(0.06)	0.01

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.03)	(0.05)	(0.64)	0.08
Diluted	(0.03)	(0.05)	(0.64)	0.08

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	318,209,088	374,485,700	312,485,140	371,726,318
Diluted	318,209,088	374,485,700	312,485,140	371,726,318

Net (loss)/income	(1,053)	(1,831)	(19,853)	2,811
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(1,513)	(524)	2,322	587
Total comprehensive (loss)/income	(2,566)	(2,355)	(17,531)	3,398

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Net cash generated from/(used in) operating activities	5,197	(1,313)	4,404	6,507
Net cash generated from/(used in) investing activities	86	1,271	(162)	(240)
Net cash (used in)/generated from financing activities	(3,064)	2,903	3,540	2,509
Increase in cash and cash equivalents	2,219	2,861	7,782	8,776
Cash and cash equivalents at beginning of the period/year	12,348	20,256	7,868	14,921
Effect of exchange rates on cash and cash equivalents	354	254	(729)	(326)
Cash and cash equivalents at end of the period/year	14,921	23,371	14,921	23,371

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Reconciliation of Net (Loss)/Income to Adjusted Net Income/(Loss)
Net (loss)/income	(1,053)	(1,831)	(19,853)	2,811
Add: share-based compensation	787	460	3,098	3,314
fair value loss in other investments	1,600	2,476	12,958	2,748
Less: share of profit in equity method investment, net of tax	(1)	(24)	(72)	(357)
Adjusted net income/(loss)	1,333	1,081	(3,869)	8,516

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(1,053)	(1,831)	(19,853)	2,811
Add:
Interest expense	68	28	441	133
Income tax expenses	3	3	161	70
Depreciation and amortization	218	371	981	1,121
EBITDA	(764)	(1,429)	(18,270)	4,135
Add: share-based compensation	787	460	3,098	3,314
fair value loss in other investments	1,600	2,476	12,958	2,748
Less: share of profit in equity method investment, net of tax	(1)	(24)	(72)	(357)
Adjusted EBITDA	1,622	1,483	(2,286)	9,840